[LETTERHEAD of WORLDSPAN, L.P.]

        March 30, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Mr. Robert Bell

Via Edgar Transmission

  Re:
  Worldspan, L.P.
  WS Financing Corp.
  (File No. 333-115732)

Ladies and Gentlemen:

        Worldspan, L.P. and WS Financing Corp. (together, the "Issuers") hereby request pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-1 (Registration Statement No. 333-115732) (the "Registration Statement"), filed by the Issuers with the Securities and Exchange Commission (the "Commission") on May 21, 2004 and amended on July 19, 2004. The Registration Statement was declared effective by the Commission on August 6, 2004. The Registration Statement is being withdrawn because the selling noteholder has tendered all of its 9 5/8% Senior Notes due 2011 (the "9 5/8% Notes") pursuant to the Issuers' tender offer for all of their outstanding 9 5/8% Notes which expired on February 22, 2005. None of the Company's securities were sold pursuant to the Registration Statement.

        The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

        Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (770) 563-7878. Please also send a copy to our counsel, R. Craig Smith of Dechert LLP. His fax number is (215) 994-2222.

        If you have any questions regarding this request for withdrawal, please contact R. Craig Smith at (215) 994-2769.

Sincerely,
WORLDSPAN, L.P. WS FINANCING CORP.
By:	/s/ JEFFREY C. SMITH Jeffrey C. Smith General Counsel, Secretary and Senior Vice President—Human Resources